As filed with the Securities and Exchange Commission on May 13, 2011
Registration No. 333-172939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________________

AMENDMENT NO. 1
TO
FORM S−3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
____________________

WESTINGHOUSE SOLAR, INC. (Exact name of registrant as specified in its charter)
____________________
Delaware		90−0181035
(State or other jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification No.)
1475 S. Bascom Ave., Suite 101
Campbell, CA 95008
(408) 402−9400
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
____________________

Barry Cinnamon Chief Executive Officer Westinghouse Solar, Inc.
1475 S. Bascom Ave., Suite 101 Campbell, CA 95008 (408) 402−9400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
____________________

Please send copies of all communications to:

Bradley J. Rock, Esq. Carlos E. Rivas, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303-2248 (650) 833−2000
____________________

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:   ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post−effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post−effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.   ☐

If this Form is a post−effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered (1)		Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, $0.001 par value	3,936,000	(3)	$2.10	$8,265,600	$960(4)

1.
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered hereunder include such indeterminate number of shares of the registrant’s common stock as may be issuable with respect to the shares being registered hereunder to prevent dilution by reason of any stock dividend, stock split, recapitalization or other similar transaction.  The share and price per share amounts above have been adjusted to reflect the 1-for-4 reverse stock split that was implemented by the registrant effective after the close of business on April 13, 2011.

2.
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act. The proposed maximum offering price per share and proposed maximum aggregate offering price are based upon the average of the high ($2.16) and low ($2.04) sales prices of the registrant’s common stock on March 14, 2011, as reported on the Nasdaq Capital Market and adjusted to reflect the 1-for-4 reverse stock split implemented by the registrant effective after the close of business on April 13, 2011. It is not known how many shares will be sold under this registration statement or at what price or prices such shares will be sold.  On May 12, 2011, the last reported sale price of the registrant’s common stock on the NASDAQ Capital Market was $1.72.

3.
The amount represents 2,000,000 shares of the registrant’s common stock initially issuable upon conversion of outstanding Series B 4% Convertible Preferred Stock (“Series B Preferred”) held by certain selling stockholders named in the prospectus contained herein, an estimated 138,500 shares of common stock that may become issuable as dividends on the Series B Preferred within 18 months of the date of original issuance thereof, 1,700,002 shares of common stock issuable upon exercise of outstanding Series K Warrants held by certain selling stockholders named in the prospectus contained herein, as well as 60,000 shares of common stock issuable upon exercise of the outstanding warrant held by Woodrock Capital Partners, LLC ("Woodrock"), which were assigned to Woodrock by Ardour Capital Investments, LLC (“Ardour”), the registrant’s placement agent in the private placement pursuant to which the securities held by certain selling stockholders were issued, and 37,500 shares of common stock issuable upon exercise of the outstanding warrant held by Genesis Select Corporation (“Genesis”) for services provided to the registrant.

4.	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with Securities and Exchange Commission. The selling stockholders may not sell any of the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where offers or sales are not permitted.

SUBJECT TO COMPLETION, DATED MAY ___, 2011

PROSPECTUS

WESTINGHOUSE SOLAR, INC.

3,936,000 SHARES OF COMMON STOCK

The selling stockholders listed on page 10 may use this prospectus to offer and resell from time to time and for their own accounts up to 3,936,000 shares of our common stock. Such shares include 2,000,000 shares of our common stock issuable upon conversion of 4,000 outstanding shares of our Series B 4% Convertible Preferred Stock (the “Series B Preferred”), an estimated 138,500 shares of common stock that may become issuable as dividends on the Series B Preferred within 18 months of the date of original issuance thereof, and 1,797,500 shares of our common stock issuable upon the exercise of outstanding warrants. The selling stockholders other than Genesis Select Corporation acquired the shares being offered for resale under this prospectus in connection with our private placement of securities closed on February 22, 2011. Genesis Select Corporation may acquire shares being offered for resale under this prospectus upon exercise of a warrant it received from us as compensation for services provided to us under consulting services agreement we entered into on December 31, 2010. Registration does not necessarily mean that the selling stockholders will offer or sell their stock.

The prices at which the selling stockholders may sell the shares of common stock will be determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any shares of our common stock in this offering and, as a result, we will not receive any proceeds from the sale of these shares of common stock by the selling stockholders; however, we will receive proceeds from the exercise of warrants by certain of the selling stockholders. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

Our common stock is listed on the NASDAQ Capital Market under the symbol “WEST.” On May 12, 2011, the last reported sale price of our common stock on the NASDAQ Capital Market was $1.72.

Investing in any of our securities involves risk. You should carefully consider the beginning on page 1 of this prospectus before you make an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [             ], 2011

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. We will disclose any material changes in our affairs in a post−effective amendment to the registration statement of which this prospectus is a part, a prospectus supplement, or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

The terms “we,” “us,” “our,” and the “Company” refer only to Westinghouse Solar, Inc. (“Westinghouse Solar”), formerly known as Akeena Solar, Inc., and its subsidiaries.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully and any accompanying documents incorporated by reference before making an investment decision.

About Westinghouse Solar, Inc.

We are a designer and manufacturer of solar power systems and solar panels with integrated microinverters (which we call AC solar panels). Our products are designed for use in solar power systems for residential and commercial rooftop customers. We design, market and sell these solar power systems to solar installers, trade workers and do-it-yourself customers in the United States and Canada through distribution partnerships, our dealer network and retail home improvement outlets. We source our components (such as solar panels and inverters) from manufacturers such as Suntech Power Holdings Co. Ltd. (“Suntech”) and Enphase Energy (“Enphase”). Prior to September 2010, we were also in the solar power system installation business and we had completed over 4,300 solar power installations for customers in California, New York, New Jersey, Pennsylvania, Colorado and Connecticut since the commencement of our operations in 2001. According to data compiled by the California Energy Commission, the Solar Electric Power Association and the New Jersey Clean Energy Program, we had been one of the largest national integrators of residential and commercial solar electric power systems in the United States over the past four years. As a result of our extensive installation experience, our team of engineers developed AC solar panels that have the racking, wiring, grounding and inverter built-in. We have received three U.S. patents and four international patents for our technology and we have 23 more U.S. and foreign patents pending. Customer response to the AC solar panels was very favorable; they preferred the aesthetics, reliability, safety and performance of our integrated solar panels over ordinary solar panels. In early 2009, we closed our non-California offices on the east coast and in Colorado and began distributing our solar power systems to customers outside of California. By mid-2010, it became clear to us that the business and profit potential of the design and manufacturing business was better than that of being an installer. Thus, in September 2010, we made the strategic decision to exit our California solar panel installation business and expand our sales of solar power systems to dealers and other solar installers in California, by far the largest solar market in the United States. Our business is now focused solely on design and manufacturing activities, and sales of our solar power systems to solar installers, trade workers and retailers through distribution partnerships, our dealer network and retail home improvement outlets.

We were formed as a Nevada corporation on July 29, 2005, under the name Fairview Energy Corporation, Inc., and on August 4, 2006, were reincorporated in the State of Delaware. On August 11, 2006, we consummated a reverse merger (the “Merger”) with a privately-held company called Akeena Solar, Inc. (“Akeena-Private”), pursuant to which the privately-held company, renamed Akeena Corp., became a wholly-owned subsidiary of ours and we renamed our company Akeena Solar, Inc. We had been in the development stage since our inception and had not commenced business operations prior to the Merger. Akeena-Private was incorporated in the State of California on February 23, 2001 under the name Akeena, Inc., and on June 2, 2006, was reincorporated in the State of Delaware under the name Akeena Solar, Inc. As a result of the Merger, we succeeded to Akeena-Private’s line of business as our sole line of business.

On May 17, 2010, we entered into an exclusive worldwide agreement that permits us to manufacture, distribute and market our solar panels under the Westinghouse name. On July 22, 2010, we announced that we will operate under the name “Westinghouse Solar” and, effective July 23, 2010 at the opening of the market, our stock began trading under the stock symbol “WEST” on the NASDAQ Capital Market. We formally changed our corporate name from "Akeena Solar, Inc." to "Westinghouse Solar, Inc.", effective April 6, 2011.

After the close of business on April 13, 2011, we implemented a 1-for-4 reverse stock split of our common stock.  All share numbers and per share amounts presented in this prospectus reflect the implementation of that reverse stock split.

Our Corporate headquarters is located at 1475 S. Bascom Ave., Campbell, CA 95008. Our telephone number is (408) 402-9400.  Additional information about Westinghouse Solar is available on our website at http://www.westinghousesolar.com. The information on our web site is not incorporated herein by reference.

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The Offering

Common stock offered by the selling stockholders
3,936,000 shares. Such shares include 2,000,000 shares of our common stock that are issuable upon conversion of 4,000 outstanding shares of our Series B 4% Convertible Preferred Stock (the “Series B Preferred”), an estimated 138,500 shares of common stock that may become issuable as dividends on the Series B Preferred within 18 months of the date of original issuance thereof, and 1,797,500 shares of our common stock issuable upon the exercise of outstanding warrants.

Common stock outstanding before this offering	11,608,423 shares.
Common stock outstanding after this offering as of May 12, 2011	15,544,423 shares.
Terms of the this offering	The selling stockholders will determine when and how they will sell the common stock offered in this prospectus.
Termination of this offering
The offering will conclude upon the earliest of (i) such time as all of the offered shares of common stock has been sold pursuant to the registration statement or (ii) such time as all of such shares of common stock become eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or any other rule of similar effect.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders; however, we will receive proceeds from the exercise of the warrants.
Nasdaq Capital Market Symbol	WEST
Risk factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the ‘‘Risk Factors’’ section before deciding whether or not to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering is based on shares outstanding as of May 12, 2011, and excludes 3,264,000 shares issuable upon the exercise of outstanding warrants (including warrants whose underlying shares may be sold under this prospectus) and up to 2,324,566 additional shares reserved for issuance under our 2006 Incentive Stock Plan.

The number of shares of our common stock issuable upon conversion of the Series B Preferred is subject to adjustment in certain events, including if we sell common stock (or securities convertible into or exercisable for shares of common stock) at an effective price below the conversion price of the Series B Preferred, or if the 20-day volume weighted average price (VWAP) of our common stock immediately prior to February 18, 2012 is less than the conversion price for the Series B Preferred that is otherwise then in effect, as further described below under the caption “Selling Stockholders – February 2011 Private Placement Transaction; Effect of Potential Conversion Price and Exercise Price Adjustments.”  However, except for adjustments in the number of shares issuable as a result of stock splits, stock dividends, or similar transactions, the number of shares covered by this prospectus and registered for resale by the selling stockholders upon conversion of Series B Preferred would not increase as a result of any such adjustment. In the event the Series B Preferred is subject to adjustments to issue more shares of our common stock, we will file a new registration statement registering those additional shares.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus before deciding to purchase any of the securities offered by this prospectus. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our securities.

Risks Relating to Our Business

We may fail to realize some or all of the anticipated benefits of our shift to a design and manufacturing business model in California and throughout North America, which may adversely affect the value of our common stock.

The success of our exit from the solar system installation business in California in September 2010, and our shift to focus exclusively on a design and manufacturing business model will depend, in large part, on our ability to successfully expand our distribution channels to include authorized dealers in California, as well as elsewhere in North America, and to accelerate the growth of our design and manufacturing business. California is the largest state in the country for solar products, accounting for approximately 50 percent of the U.S. market, and we are only beginning to develop distribution channel partners in California.

If we are not able to achieve the expansion of our design and manufacturing business and meet our revenue growth and cost reduction objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of our change in strategic focus and our restructuring may not be realized or may take longer to realize than expected, and the value of our common stock may be adversely affected.

Specifically, risks in the operations of our business in order to realize the anticipated benefits of the change to a design and manufacturing business model include, among other things:

•	failure to arrange for cost competitive manufacturing of our proprietary solar panels;
•	failure to find and develop distribution relationships with new channel partners, particularly in the California market;
•	failure to successfully manage existing distribution relationships;
•	the loss of key employees critical to the ongoing operation of our business;
•	failure to effectively coordinate sales and marketing efforts to communicate the capabilities of our company;
•	unpredictability and delays in the timing of projected distribution orders, and resulting accumulation of excess product inventory;
•	failure to focus and develop our distribution product and service offerings quickly and effectively;
•	failure to successfully develop new products and services on a timely basis that address the market opportunities; and
•	unexpected revenue attrition or delays.

In addition, the shift in our business model may result in additional or unforeseen expenses, and the anticipated cost reduction benefits may not be realized.

We are dependent upon our key suppliers for the components used in our systems and we must arrange for cost competitive manufacturing of our proprietary solar panels in order to grow our business; our suppliers are dependent upon the continued availability and pricing of silicon and other raw materials used in solar modules.

We currently obtain virtually all of our solar panels from Suntech, which manufactures panels for us that are built to our unique specifications, On March 25, 2011, we entered into a supply agreement with Light Way Green New Energy Co., Ltd. (“Lightway”), which will provide an additional source of supply for our proprietary Westinghouse solar panels, however we have not yet begun receiving product shipments from this new source of supply. We currently purchase all of the microinverters used in our AC solar panels from Enphase.  Although we believe that our commercial relationship with each of these suppliers is good, and although we had a significant amount of inventory on hand as of March 31, 2011, the sudden loss of either of our current primary component supply relationships could cause a delay in manufacturing and be disruptive to our operations.

It is critical to the growth of our revenue that our products can be offered at competitive pricing.  We believe that we will need to reduce the unit production cost of our products over time to maintain our ability to offer competitively priced products. Our ability to achieve cost reductions will depend on our ability to maintain favorable supplier contracts and to increase sales volumes so we can achieve economies of scale. We cannot provide assurance that we will be able to achieve any such production cost reductions. If we fail to negotiate better terms and maintain our relationships with these suppliers or develop new supplier relationships, we may not achieve production cost reductions necessary to competitively price our products, which could adversely affect or limit our sales and growth.

We are currently subject to market prices for the components that we purchase, which are subject to fluctuation. We cannot ensure that the prices charged by our suppliers will not increase because of changes in market conditions or other factors beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could have a material adverse effect on our revenues and demand for our products.

Our suppliers are dependent upon the availability and pricing of silicon, one of the main materials used in manufacturing solar panels. In the past, the world market for solar panels experienced a shortage of supply due to insufficient availability of silicon. This shortage caused the prices for solar modules to increase.

Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by our suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, financial failure, or for other reasons, would adversely affect or limit our sales and growth.  There is no assurance that we will continue to find qualified manufacturers on acceptable terms and, if we do, there can be no assurance that product quality will continue to be acceptable, which could lead to a loss of sales and revenues.

We may have warranty obligations to Real Goods Solar, Inc. that could adversely affect our results of operations.

In connection with our exit from the solar system installation business in California, Real Goods Solar, Inc. (Real Goods) agreed to undertake primary, “first responder” responsibility for future warranty service obligations relating to the approximately 800 installations for SunRun that we have previously completed or will bring to completion as we transition out of the installation business (the “WS Installations”). We retain secondary warranty responsibility on the WS Installations, in the event that Real Goods fails to perform the warranty. We will reimburse Real Goods for actual warranty service work completed by Real Goods related to these “first responder” installations. Other than solar panels and inverters that are covered under the manufacturer warranty, we provided our customers for WS Installations a 5-year or a 10-year warranty. We have accrued, and included within "Liabilities of Discontinued Operations" in our condensed consolidated balance sheets for March 31, 2011 and December 31, 2010, a liability of approximately $1.2 million to cover these warranty obligations. That amount is intended to cover both the WS Installations and the Assigned Installations. The terms of the Warranty Agreements provided that we establish an escrow account as a source of funds from which to satisfy our obligation to pay Real Goods for its fees and reimburse it for its expenses for warranty work performed by it pursuant to the Warranty Agreements which are not paid to Real Goods from the company directly.  In March 2011, we entered into an Escrow Agreement with Real Goods and deposited the $200,000 into an escrow fund. The amount is reflected in long-term assets of discontinued operations in our condensed consolidated balance sheets. The escrow deposit will be released to us in the amount of $40,000, or one-fifth of the remaining escrow funds, per year after each of the fifth through the ninth anniversary of the escrow agreement. If Real Goods fails to perform under the assigned warranty coverage, or the actual warranty expenses exceed the amounts we have accrued, we could incur significant unexpected additional expenses, which would adversely affect our results of operations.

Impairment charges could reduce our results of operations.

In accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 350, Goodwill and Other Intangible Assets (ASC 350), we test goodwill and other intangible assets with indefinite useful lives for impairment on an annual basis, and on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value. We also assess the fair value of our inventory and other tangible assets as of the end of each reporting period.  As a result of our exit from the installation business, during the quarter ended September 30, 2010, we impaired approximately $2.0 million for inventory, equipment and other assets no longer needed in our business. We may determine that further asset impairment charges are needed in the future. Although any such impairment charge would be a non-cash expense, further impairment of our tangible or intangible assets could materially increase our expenses and reduce our results of operations.

We are exposed to risks associated with the ongoing financial crisis and weakening global economy, which increase the uncertainty of project financing for solar installations and the risk of non-payment from customers.

The continuing tight credit markets and weak global economy are contributing to an ongoing slowdown in the solar industry, which may worsen if these economic conditions are prolonged or deteriorate further. The market for installation of solar power systems depends largely on commercial and consumer capital spending. Economic uncertainty exacerbates negative trends in these areas of spending, and may cause our customers to push out, cancel, or refrain from placing orders, which may reduce our net sales. Difficulties in obtaining capital and deteriorating market conditions may also lead to the inability of some customers to obtain affordable financing, including traditional project financing and tax-incentive based financing and home equity based financing, resulting in lower sales to potential customers with liquidity issues, and may lead to an increase of incidents where our customers are unwilling or unable to pay for systems they purchase, and additional bad debt expense for Westinghouse Solar. Further, these conditions and uncertainty about future economic conditions make it challenging for us to obtain equity and debt financing to meet our working capital requirements to support our business, forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are unable to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

We may need additional capital in the future to fund the growth of our business, and financing may not be available.

Our currently available capital resources and cash flows from operations may be insufficient to meet our working capital and capital expenditure requirements. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, pricing, payment terms and credit limits from manufacturers, the availability and terms of asset-based credit facilities, the timing and level of our accounts receivable collections, and our ability to manage our business profitability.

We may need to raise additional funds through public or private debt or equity financings or enter into new asset-based or other credit facilities, but such financings may dilute our stockholders. We cannot assure you that any additional financing that we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. In any such case, our business, operating results or financial condition could be materially adversely affected.

Our Andalay technology may encounter unexpected problems or may not be protectable, which could adversely affect our business and results of operations.

Our Andalay technology is relatively new and has not been tested in installation settings for a sufficient period of time to prove its long-term effectiveness and benefits. Problems may occur with Andalay products or their underlying components that are unexpected and could have a material adverse effect on our business or results of operations. We have been issued several U.S. and foreign patents that cover key claims of our Andalay solar panel technology, and we are asserting claims of infringement of our patent rights in a lawsuit. Lawsuits and re-examination proceedings in the United States or elsewhere could challenge the scope or enforceability of our patent claims. We have several other pending patent applications covering Andalay technology. Ultimately, we may not be able to realize the benefits from any patent that is issued.

Because our industry is highly competitive and has low barriers to entry, we may lose market share to larger companies that are better equipped to weather a decline in market conditions due to increased competition.

Our industry is highly competitive and fragmented, is subject to rapid change and has low barriers to entry. Competition in the solar power services industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy sources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

Our profitability depends, in part, on our success and brand recognition and we could lose our competitive advantage if we are not able to protect our trademarks and patents against infringement, and any related litigation could be time-consuming and costly.

We believe that the “Westinghouse” name has significant value and recognition in the North American market, and that our “Andalay” brand has gained substantial recognition by customers in certain geographic areas. We have registered the “Andalay” trademark with the United States Patent and Trademark Office. Use of our trademarks or similar trademarks by competitors in geographic areas in which we have not yet operated could adversely affect our ability to use or gain protection for our brand in those markets, which could weaken our brand and harm our business and competitive position. In addition, any litigation relating to protecting our trademarks and patents against infringement could be time consuming and costly.

The success of our business depends on the continuing contributions of Barry Cinnamon and other key personnel who may terminate their employment with us at any time, and we will need to hire additional qualified personnel.

We rely heavily on the services of Barry Cinnamon, our Chief Executive Officer, as well as several other management personnel. Loss of the services of any such individuals would adversely impact our operations. In addition, we believe our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors and that our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel. None of our key personnel are party to any employment agreements with us and management and other employees may voluntarily terminate their employment at any time. We do not currently maintain any “key man” life insurance with respect to any of such individuals.

If we are unable to attract, train and retain highly qualified personnel, the quality of our services may decline and we may not successfully execute our internal growth strategies.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel. Qualified technical employees periodically are in great demand and may be unavailable in the time frame required to satisfy our customers’ requirements. While we currently have available technical expertise sufficient for the requirements of our business, expansion of our business could require us to employ additional highly skilled technical personnel. We expect competition for such personnel to increase as the market for solar power systems expands.

There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to secure and complete customer engagements and could harm our business.

Unexpected warranty expenses or service claims could reduce our profits.

We maintain a warranty reserve on our balance sheet for potential warranty or service claims that could occur in the future. This reserve is adjusted based on our ongoing operating experience with equipment and installations. It is possible, perhaps due to bad supplier material or defective installations, that we would have actual expenses substantially in excess of the reserves we maintain. Our failure to accurately predict future warranty claims could result in unexpected profit volatility.

Risks Relating to Our Industry

We have experienced technological changes in our industry. New technologies may prove inappropriate and result in liability to us or may not gain market acceptance by our customers.

The solar power industry (and the alternative energy industry, in general) is subject to technological change. Our future success will depend on our ability to appropriately respond to changing technologies and changes in function of products and quality. If we adopt products and technologies that are not attractive to consumers, we may not be successful in capturing or retaining a significant share of our market. In addition, some new technologies are relatively untested and unperfected and may not perform as expected or as desired, in which event our adoption of such products or technologies may cause us to lose money.

A drop in the retail price of conventional energy or non-solar alternative energy sources may negatively impact our profitability.

We believe that an end customer’s decision to purchase or install solar power capabilities is primarily driven by the cost and return on investment resulting from solar power systems. Fluctuations in economic and market conditions that affect the prices of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our profitability. Changes in utility electric rates or net metering policies could also have a negative effect on our business.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products and services.

New government regulations or utility policies pertaining to solar power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in demand for solar energy systems and our services. For example, there currently exist metering caps in certain jurisdictions which effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid.

Our business depends on the availability of rebates, tax credits and other financial incentives; reduction, elimination or uncertainty of which would reduce the demand for our products and services.

Many states offer incentives to offset the cost of solar power systems. These systems can take many forms, including direct rebates, state tax credits, system performance payments and Renewable Energy Credits (RECs). Moreover, the federal government currently offers a 30% tax credit for the installation of solar power systems. Businesses may also elect to accelerate the depreciation on their system over five years. Uncertainty about the introduction of, reduction in or elimination of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of our systems to our customers, resulting in significant reductions in demand for our services, which would negatively impact our sales.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our sales would decline and we would be unable to achieve or sustain profitability.

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:
•	cost effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;
•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;
•	capital expenditures by customers that tend to decrease if the U.S. economy slows; and
•	availability of government subsidies and incentives.

If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenue to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate.

Risks Relating to our Common Stock

If the trading price of our common stock falls, if our stockholders’ equity does not exceed $2.5 million, or if we fail to meet the other  financial requirements for continued listing, our common stock could be delisted from the NASDAQ Capital Market.

On May 6, 2011, we received a letter from the NASDAQ Stock Market  notifying us that we do not currently meet the listing requirement to maintain a minimum of $2.5 million in stockholders’ equity as set forth in NASDAQ Listing Rule 5550(b)(1) (the “Listing Rule”).  We reported stockholders’ equity of $2,154,328 for the period ended March 31, 2011. As such, we are currently not in compliance with the Listing Rule.  Failure to meet NASDAQ’s continued listing criteria may result in the delisting of our common stock from the NASDAQ Capital Market.

Pursuant to NASDAQ’s letter, we have 45 calendar days, or until June 20, 2011, to submit a plan to regain compliance to NASDAQ.  If NASDAQ accepts our plan, NASDAQ can grant us a period of up to 180 calendar days from the date of the letter for us to regain compliance with the Listing Rule.  We are currently evaluating various alternative courses of action to regain compliance, and we intend to submit a compliance plan. There is no assurance that NASDAQ will accept our proposed plan for regaining compliance.

As previously disclosed, we had previously received written notification on December 29, 2010 from NASDAQ stating their determination that our common stock was subject to delisting from The NASDAQ Capital Market, pending the Company’s opportunity to request a hearing before the Panel, because the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days and we were therefore not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2).  We requested a hearing before an appeals panel, which was held on February 3, 2011, at which we presented our plan to regain compliance. We received written notification on March 9, 2011 of the determination by the panel to grant our request to remain listed on The NASDAQ Capital Market, subject to compliance with various conditions, including that the Company maintain a closing bid price of $1.00 per share or more for a minimum of ten consecutive trading days, on or before April 30, 2011.  Effective after the close of business on April 13, 2011, we implemented a reverse split of our common stock at a ratio of 1-for-4. As a result of the reverse stock split, since April 14, 2011 our common stock has traded above $1 per share.  On May 2, 2011, we received written notification that a NASDAQ Listing Qualifications Panel determined that we had regained compliance with NASDAQ Listing Rule 5550(a)(2) and that we were then in compliance with the bid price requirement for continued listing on The NASDAQ Capital Market.

A delisting from the NASDAQ Capital Market will make the trading market for our common stock less liquid, and will also make us ineligible to use Form S-3 to register the sale of shares of our common stock or to register the resale of our securities held by certain of our security holders with the SEC, thereby making it more difficult and expensive for us to register our common stock or other securities and raise additional capital.

Our stockholders may be diluted by the conversion of our Series B Preferred Stock and the exercise of warrants; in the event we have a “change of control” or if we fail to comply with the terms of the Series B Preferred Stock, we may be in default and face demands for redemption and significant penalties.

On February 17, 2011, we entered into a Securities Purchase Agreement with accredited investors, pursuant to which we sold to such investors our Series B 4% Convertible Preferred (“Series B Preferred”), which is initially convertible into an aggregate of 2,000,000 of our common stock at an initial conversion price of $1.80 per share, and our Series K Warrants that are initially exercisable for an aggregate of 1,700,002 shares of our common stock at an exercise price of $2.40 per share, subject to future adjustment for various events. The conversion price of the Series B Preferred is subject to adjustment downward in the event that (i) we sell common stock (or securities convertible into or exercisable for shares of common stock) at an effective price below the conversion price of the Series B Preferred, and/or (ii) the market price of our common stock at the one-year anniversary of these transaction is below the then effective conversion price of the Series B Preferred.  If these price adjustment provisions are triggered, then the number of shares of common stock issuable upon conversion of the Series B Preferred may be subject to increase.  For example, if we were to sell common stock in a transaction that triggered adjustment at a price of $1.00 per share, then the conversion price of the Series B Preferred would adjust to equal $1.00 per share and if all of the originally issued Series B Preferred were then outstanding it would thereafter be convertible for an aggregate of 3,600,000 shares of our common stock (subject to further adjustment).

The exercise price of the Series K Warrants is subject to decrease if we sell common stock (or securities convertible into or exercisable for shares of common stock) at an effective price below the exercise price of the Series K Warrants; however, the number of shares of our common stock subject to the Series K Warrants remains unchanged by such an exercise price adjustment.

When the investors convert or exercise these securities, our stockholders may experience dilution in the net tangible book value of their common stock.

In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have agreed to register for resale all of the underlying shares of common stock relating to the Series B Preferred and the Series K Warrants.  Upon registration, the investors could resell the underlying shares immediately upon issuance, which may result in significant downward pressure on the market price of our stock.

In addition, the terms of our Series B Preferred include various agreements and negative covenants on our part.  In the event we fail to comply with those provisions, or if a “change of control” of the Company occurs, it could constitute a “triggering event” (as defined in the Certificate of Designation which designates the rights of the Series B Preferred), and the holders of our Series B Preferred could then demand that all of the outstanding shares of Series B Preferred be redeemed for cash, or under certain circumstances, for shares of our common stock.  Any such demand for redemption in cash could have a material adverse affect on our financial position and liquidity, and any demand for redemption in stock could have a material dilutive effect for our stockholders. In addition, in such event the dividend rate on our outstanding Series B Preferred is subject to increase to 18% per annum thereafter.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. As of May 12, 2011, we had 11,608,423 shares of common stock outstanding (which includes 223,560 unvested shares of restricted stock granted to our Board of Directors and our employees), 4,000 shares of Series B Preferred Stock that are initially convertible into 2,000,000 shares of common stock and we had warrants to purchase 3,264,000 shares of common stock and options to purchase 1,139,818 shares of common stock outstanding.

All of the shares of common stock issuable upon exercise of our outstanding vested options will be freely tradable without restriction under the federal securities laws unless purchased by our affiliates. The shares of common stock issuable upon exercise of our outstanding warrants are generally covered (or will be covered) by effective registration statements which permit the underlying shares issuable upon their exercise to be freely tradable in the public market.

Our stock price may be volatile, which could result in substantial losses for investors.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	technological innovations or new products and services by us or our competitors;
•	announcements or press releases relating to the energy sector or to our business or prospects;
•	additions or departures of key personnel;
•	regulatory, legislative or other developments affecting us or the solar power industry generally;
•	our ability to execute our business plan;
•	operating results that fall below expectations;
•	volume and timing of customer orders;
•	industry developments;
•	economic and other external factors; and
•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

Risks Relating to Our Company

Our Chief Executive Officer, Barry Cinnamon, beneficially owns a significant number of shares of our common stock, which gives him significant influence over decisions on which our stockholders may vote and which may discourage an acquisition of the Company.

Barry Cinnamon, our Chief Executive Officer, beneficially owns, in the aggregate, approximately 16.5% of our outstanding common stock as of May 12, 2011. The interests of our Chief Executive Officer may differ from the interests of other stockholders. As a result, Mr. Cinnamon’s voting power may have a significant influence on the outcome of virtually all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	election of our directors;
•	the amendment of our Certificate of Incorporation or By-laws; and
•	the merger of our company or the sale of our assets or other corporate transaction.

Mr. Cinnamon’s stock ownership may discourage a potential acquirer from seeking to acquire shares of our common stock or otherwise attempting to obtain control of our company, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

We are subject to the reporting requirements of the federal securities laws, which impose additional burdens on us.

We are a public reporting company and, accordingly, subject to the information and reporting requirements of the Exchange Act and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002. As a public company, these rules and regulations result in increased compliance costs and make certain activities more time consuming and costly.

Our Certificate of Incorporation authorizes our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our Board of Directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our Board of Directors also has the authority to issue preferred stock without further stockholder approval. As a result, our Board of Directors could authorize the issuance of new series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our Board of Directors could authorize the issuance of new series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

DISCLOSURE REGARDING FORWARD−LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain forward−looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise. These forward−looking statements are based on our current expectations and beliefs, including estimates and projections about our industry. Forward−looking statements may be identified by use of terms such as “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “believes” and similar expressions, although some forward−looking statements are expressed differently. Statements concerning our financial position, business strategy and plans or objectives for future operations are forward−looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management’s current expectations. Such risks and uncertainties include those set forth herein under “Risk Factors.” The forward−looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward−looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to read any further disclosures we make on related subjects in our Form 10−K, Form 10−Q and Form 8−K reports to the Securities and Exchange Commission. Also note that under the caption “Risk Factors,” we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in “Risk Factors,” including factors described as risks in our filings with the Securities and Exchange Commission, could also adversely affect us.

USE OF PROCEEDS

We will not receive proceeds from any sales by the selling stockholders of their shares of common stock. However, we will receive proceeds from the exercise of warrants if and when the warrant holders decide to exercise. All of the 1,700,000 shares underlying the Series K Warrants sold to the selling stockholders in our private placement that are covered by this prospectus have an exercise price of $2.40 per share, subject to future adjustment for various events. The 60,000 shares covered by this prospectus underlying the warrant held by Woodrock Capital Partners, LLC that we originally issued to Ardour Capital Investments, LLC as placement agent in the private placement, have an exercise price of $2.44 per share. The 37,500 shares covered by this prospectus, underlying the warrant we issued to Genesis Select Corporation for its services as an investor relations provider, have an exercise price of $1.88 per share.  Any proceeds we will receive from the exercise of these warrants will be used for working capital and general corporate purposes.

DIVIDEND POLICY

To date, we have paid no cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future.

SELLING STOCKHOLDERS

This prospectus covers shares of our common stock issuable upon conversion of the Series B Preferred and upon the exercise of warrants, which we sold in a private equity offering to “accredited investors” as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. This prospectus also covers shares of our common stock underlying two warrants, issued as compensation for services provided to us. The selling stockholders may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below. We are required, under certain registration rights agreements, to register for resale the shares of our common stock described in the table below.

Throughout this prospectus, we may refer to the selling stockholders and their transferees, pledgees, donees or other successors in interest who receive shares in non−sale transactions, as the “selling stockholders.” The following table provides information regarding the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders and the number of shares of common stock they are offering. This information has been obtained from the selling stockholders. Except as otherwise indicated, we believe the persons listed in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Shares of Common Stock Beneficially Owned Prior to Offering (1)	Shares of Common Stock Issuable upon conversion of Series B Preferred	Shares of Common Stock Issuable upon Exercise of Warrants Offered	Shares of Common Stock that may be Offered hereby (2)	Shares of Common Stock Beneficially Owned Following Offering
Beneficial Owner	#	#	#	#	# (3)	#% (4)
Alpha Capital Anstalt (5)	609,684	1,013,890	861,806	1,875,696	809,131	4.99
Becker Drapkin Partners, L.P. (6)	72,220	72,220	61,389	133,609	0	*
Becker Drapkin Partners (QP), L.P. (6)	483,335	483,335	410,834	894,169	0	*
Momona Capital (7)	117,302	83,335	70,834	154,169	33,967	*
Osher Capital Partners LLC (8)	69,445	69,445	59,028	128,473	0	*
Whalehaven Capital Fund Ltd. (9)	460,125	250,000	212,500	462,500	210,125	*
Whalehaven Opportunities Fund LP (9)	27,775	27,775	23,611	51,386	0	*
Woodrock Capital Partners, LLC (10)	60,000	0	60,000	60,000	0	*
Genesis Select Corporation (11)	12,500	0	37,500	37,500	0	*
____________________
*	Less than 1%.

(1)
Consists of shares of common stock issuable upon conversion of the Series B Preferred, and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days hereof.  Amounts shown do not include shares of common stock issuable upon exercise of Series K Warrants, which are not exercisable until August 23, 2011.  Amount shown for Alpha Capital also does not include shares issuable upon conversion of the Series B Preferred or upon exercise of warrants that are not issuable within 60 days hereof as a result of provisions in the governing instruments of the Series B Preferred and of such warrants limiting the conversion or exercise thereof if such conversion or exercise would cause the holder to beneficially own more than 4.99% of our outstanding common stock.

(2)
Reflects the aggregate total number of shares of common stock issuable upon conversion of the outstanding Series B Preferred plus the shares issuable upon exercise of the Series K Warrants, and the warrants held by Woodrock and Genesis.  The Series K Warrants are not exercisable until August 23, 2011.

(3)	Assumes all shares offered hereby are sold by the selling stockholders.

(4)
Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, and generally includes securities held by persons who have sole or shared voting power or investment power with respect to those securities, and includes securities that are or will become exercisable within 60 days after May 12, 2011. Calculated on the basis of 11,608,423 shares of common stock, which is the number of shares of our common stock outstanding as of May 12, 2011, plus the issuance of the 2,000,000 shares of common stock upon conversion of 4,000 shares of Series B Preferred, and upon exercise of warrants to purchase 1,797,500 shares of common stock covered by this prospectus.

(5)
The person holding voting, dispositive or investment powers over shares held by Alpha Capital Anstalt is Konrad Ackemann.  Shares of common stock beneficially owned do not include shares issuable upon conversion of the Series B Preferred or upon exercise of warrants that are not exercisable within 60 days hereof as a result of provisions in the governing instruments of the Series B Preferred and of such warrants limiting the conversion or exercise thereof if such conversion or exercise would cause the holder to beneficially own more than 4.99% of our outstanding common stock.  In addition to shares of Series B Preferred and Series K Warrants, for which the potential resale of shares of common stock issuable upon conversion or exercise thereof are covered by this Prospectus, Alpha Capital Anstalt owns warrants other than Series K Warrants, which upon exercise in full represent the right to obtain up to 973,066 shares of our common stock.

(6)	The person holding voting, dispositive or investment powers over shares held by Becker Drapkin Partners, L.P. and Becker Drapkin Partners (QP), L.P. is Steven R. Becker.

(7)	The person holding voting, dispositive or investment powers over shares held by Momona Capital is Arie Rabinowitz.

(8)	The person holding voting, dispositive or investment powers over shares held by Osher Capital Partners LLC is Yisroel Kluger.

(9)	The person holding voting, dispositive or investment powers over shares held by Whalehaven Capital Fund Ltd. and Whalehaven Opportunities Fund LP is Arthur Jones.

(10)
The person holding voting, dispositive or investment powers over shares held by Woodrock Capital Partners, LLC ("Woodrock") is Petter Kleppan. Woodrock acquired the warrant by transfer from Ardour Capital Investments, LLC.

(11)
The person holding voting, dispositive or investment powers over shares held by Genesis Select Corporation ("Genesis") is Alan Budd Zuckerman.  The warrant issued to Genesis becomes exercisable over a 12 month service period, at a rate of 3,125 per month of continued service. Genesis may be deemed to be an affiliate of an entity that is a registered broker-dealer. Genesis has confirmed that it acquired its warrant and would acquire the underlying shares in the ordinary course of its business, and that it had no agreements or understandings at the time it acquired the warrant to distribute those securities.

Transactions and Relationships with Selling Stockholders

No selling stockholder has held any position or office with us or any of our predecessors or affiliates within the past three years.  Except as described below, no selling stockholder has had any material transaction or relationship with us or any of our predecessors or affiliates within the past three years.

Ardour Capital Investments, LLC (“Ardour”), served as our financial advisor and as the placement agent in the private placement transaction we completed on February 17, 2011, in which we issued the Series B Preferred and the Series K Warrants.  In consideration for the services rendered to us by Ardour, we agreed to pay Ardour a fee upon the closing of the February 2011 private placement of $216,000 in cash, and issue to Ardour a warrant to purchase up to 60,000 shares of our common stock with an exercise price of $2.44 per share (the closing price of our common stock on February 16, 2011 as adjusted to reflect the 1-for-4 reverse stock split we implemented on April 13, 2011) and a term of five years.  Subsequently, Ardour assigned and transferred that warrant to Woodrock Capital Partners, LLC ("Woodrock"), which is not an affiliate of Ardour. The shares of common stock which Woodrock may acquire upon exercise of that warrant are covered by this prospectus.

We retained Genesis Select Corporation (“Genesis”) to serve as a consultant and provide investor relations services to us, under an agreement with an initial term of one year, ending on December 31, 2011.  The services include assistance in our preparation of press releases and quarterly conference call announcements, monitoring of industry and analyst reports, assistance with investor communications, presentations, and meetings, introductions to buy and sell side analysts, and helping us to receive invitations and to make presentations at industry and investor conferences. In consideration for those services, we agreed to pay Genesis $6,000 per month, and to issue to Genesis a warrant to purchase up to 37,500 shares of our common stock with an exercise price of $1.88 per share (the closing price of our common stock on December 31, 2010 as adjusted to reflect the 1-for-4 reverse stock split we implemented on April 13, 2011) and a term of five years.  The shares of common stock which Genesis may acquire upon exercise of that warrant are covered by this prospectus.

Alpha Capital Anstalt, Whalehaven Capital Fund Ltd., and Momona Capital have each purchased shares of our common stock and warrants to purchase shares of our common stock in one or more of our capital financing transactions during 2009 and 2010.

February 2011 Private Placement Transaction; Effect of Potential Conversion Price and Exercise Price Adjustments

The Selling Stockholders include the investors in our private placement which closed on February 22, 2011.  That private placement had gross proceeds to us of $3,600,000, through the sale units consisting of 4,000 shares of Series B Preferred, initially convertible in the aggregate into 2,000,000 shares of our common stock, and Series K Warrants for the purchase of up to 1,700,002 shares of our common stock. Each share of Series B Preferred has a stated value of $900 and is convertible into a number of shares of common stock determined by dividing the stated value by the conversion price per share of common stock. The Series B Preferred has an initial conversion price of $1.80 per share of common stock, and the Series K Warrants have an initial exercise price of $2.40 per share of common stock, each subject to future adjustment for various events.

The conversion price of the Series B Preferred is subject to adjustment downward in the event that 1) we sell common stock (or securities convertible into or exercisable for shares of common stock) at an effective price below the conversion price of the Series B Preferred, and / or 2) the 20-day volume weighted average price (VWAP) of our common stock immediately prior to February 18, 2012 is less than the conversion price for the Series B Preferred that is otherwise then in effect (together, the “Series B Price Adjustment Provisions”).  If the Series B Price Adjustment Provisions are triggered, then the number of shares of common stock issuable upon conversion of the Series B Preferred is subject to increase (and the effective price per share would decrease). For example, if we were to sell common stock in a transaction that triggered adjustment at a price of $1.00 per share, then the conversion price of the Series B Preferred would adjust downward to equal $1.00 per share.  As adjusted, each share of Series B Preferred would then be convertible into 900 shares of common stock (instead of 500 shares of common stock based on the original conversion price of $1.80 per share).  If all 4,000 of the originally issued shares of Series B Preferred were then outstanding, they would thereafter be convertible into an aggregate of 3,600,000 shares of our common stock (subject to further adjustment), and our existing stockholders would experience additional dilution based on the additional 1,600,000 shares of our common stock issued upon conversion as a result of the conversion price adjustment.  Similarly, if the 20-day volume weighted average price (VWAP) of our common stock immediately prior to February 18, 2012 had declined to a price of $1.00 per share, then the conversion price of the Series B Preferred would adjust downward to equal $1.00 per share.  If all 4,000 of the originally issued shares of Series B Preferred were then outstanding, they would thereafter be convertible into an aggregate of 3,600,000 shares of our common stock (subject to further adjustment).  Declines in our stock price do not generally result in any adjustment to the conversion price of the Series B Preferred, except for a decline as measured by the 20-day volume weighted average price (VWAP) of our common stock immediately prior to February 18, 2012.  There is no floor price or other limitation on the number of shares that we may be required to issue as a result of adjustments in the conversion price of the Series B Preferred.

The exercise price of the Series K Warrants is subject to decrease in the event that we sell common stock (or securities convertible into or exercisable for shares of common stock) at an effective price below the exercise price of those warrants; however the total number of shares subject to those warrants does not increase as a result of such an adjustment.  For example, if we were to sell common stock in a transaction that triggered adjustment at a price of $1.00 per share, then the exercise price of the Series K Warrants would adjust downward to equal $1.00 per share.  If all of the originally issued Series K Warrants were then outstanding they would thereafter remain exercisable for an aggregate of 1,700,002 shares of our common stock, but at the reduced per share price (subject to further adjustment).  A future decline in our stock price does not itself result in any adjustment to the exercise price or the number of shares of our common stock that are subject to the Series K Warrants.

The adjustment provisions of the Series B Preferred and of the Series K Warrants are not triggered by issuances pursuant to any employee stock incentive plan; conversion of the Series B Preferred or exercise of the Series K Warrants; conversion or exercise of securities convertible into or exercisable for shares of common stock that were already outstanding prior to the closing of private placement transaction; or issuances pursuant to certain strategic transactions, as defined in the Certificate of Designation filed on a Form 8-K with the Securities and Exchange Commission on February 17, 2011.

PLAN OF DISTRIBUTION

The common stock being offered for resale by the selling stockholders under this prospectus consists of 3,936,000 shares of our common stock held (or subject to warrants held) by: (i) seven holders who were investors in our private placement which closed on February 22, 2011, with gross proceeds to us of $3,600,000, through the sale units consisting of 4,000 shares of Series B Preferred, initially convertible into 2,000,000 shares of our common stock, and Series K Warrants for the purchase of up to 1,700,002 shares of our common stock (along with 138,500 shares of our common stock that may become issuable as dividends on the Series B Preferred within 18 months of the date of the original issuance thereof), (ii) Woodrock Capital Partners, LLC, which holds a warrant transferred to it by Ardour Capital Investments, LLC, exercisable to purchase up to 60,000 shares of our common stock; and (iii) Genesis Select Corporation, who was issued a warrant exercisable for up to 37,500 shares of our common stock in connection with consulting services provided to us.

Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling securities:

•           ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•           purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•           an exchange distribution in accordance with the rules of the applicable exchange;

•           privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•           a combination of any such methods of sale; or

•           any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling stockholders.

We agreed to keep this registration effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) the date when all of the securities have been sold pursuant to this prospectus or pursuant to Rule 144 under the Securities Act or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES TO BE REGISTERED

The class of securities offered under this prospectus is our common stock, which has been registered pursuant to Section 12 of the Exchange Act.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S−3 under the Securities Act with the Securities and Exchange Commission. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. as well as at the SEC’s regional office at 5757 Wilshire Boulevard, Suite 500, Los Angeles, California 90036. You may obtain information on the operation of Public Reference Room by calling the Securities and Exchange Commission at 1−800−SEC−0330. We file reports, proxy statements, and other information with the Securities and Exchange Commission and these reports, proxy statements, and other information can be inspected on the Internet at http://www.sec.gov and at http://ir.westinghousesolar.com/index.cfm.

We are also subject to the information and periodic reporting requirements of the Exchange Act of 1934. We file reports, proxy statements, and other information with the Securities and Exchange Commission to comply with the Exchange Act.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and any information that we file subsequent to this prospectus with the Securities and Exchange Commission will automatically update and supersede this information. Our Exchange Act reports are filed under Securities and Exchange Commission file number 0001347452. The documents we are incorporating by reference are as follows:

•           Our Annual Report on Form 10−K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 2, 2011;

•           Our Quarter Report on Form 10−Q for the quarter ended March 31, 2011, filed with the Securities and Exchange Commission on May 10, 2011;

•           The description of our common stock contained in our registration statement on Form 8−A filed with the Securities and Exchange Commission on September 21, 2007;

•           Our Current Report on Form 8−K filed with the Securities and Exchange Commission on January 18, 2011;

•           Our Three Current Reports on Form 8−K filed with the Securities and Exchange Commission on February 17, 2011;

•           Our Current Report on Form 8−K filed with the Securities and Exchange Commission on March 11, 2011;

•           Our Current Report on Form 8−K filed with the Securities and Exchange Commission on March 30, 2011;

•           Our Current Report on Form 8−K filed with the Securities and Exchange Commission on April 1, 2011;

•           Our Current Report on Form 8−K filed with the Securities and Exchange Commission on May 5, 2011; and

•           Our Current Report on Form 8−K filed with the Securities and Exchange Commission on May 6, 2011.

•           Our Current Report on Form 8−K filed with the Securities and Exchange Commission on May 12, 2011.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this prospectus, through the date declared effective, until the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference into this prospectus. These documents that we file later with the Securities and Exchange Commission and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

We will provide to any person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, at no cost to the requesting party, upon request to us in writing or by telephone at using the following information:

Westinghouse Solar, Inc.
1475 S. Bascom Ave., Suite 101
Campbell, CA  95008
(408) 402−9400

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on From 10-K for the year ended December 31, 2010 have been so incorporated in reliance upon the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

DLA Piper LLP (US) has passed on the validity of the securities being offered in this prospectus.

Westinghouse Solar, Inc.
(d/b/a Westinghouse Solar)

COMMON STOCK
PROSPECTUS
May [ ], 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by this registration statement, other than underwriting discounts and commissions. All of the expenses will be borne by the registrant except as otherwise indicated.

SEC registration fee	$1,000
Fees and expenses of accountants	17,000
Fees and expenses of legal counsel	20,000
Printing expenses	2,000
Miscellaneous expenses	3,000
Total	$43,000

Item 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“the DGCL”), provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Certificate of Incorporation and By−laws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Item 16. Exhibits.

The following documents are filed as exhibits to this registration statement, including those exhibits incorporated herein by reference to a prior filing under the Securities Act or the Exchange Act, as indicated in parentheses:

Exhibit Number	Description of Document
4.1	Securities Purchase Agreement dated February 17, 2011 (1)
4.2	Form of Series K Stock Purchase Warrant (1)
4.3	Certificate of Designation of Preferences, Rights and Limitations of Series B 4% Convertible Preferred Stock(1)
5.1	Opinion of DLA Piper LLP (US)
23.1	Consent of Burr Pilger Mayer, Inc.
23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page previously filed)

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1)	Previously filed as an exhibit to the registrant’s Current Report on Form 8−K filed on February 17, 2011 and incorporated herein by reference.

Item 17. Undertakings

(a) Rule 415(a) Offerings. The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post−effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)           To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any additional or changed material information on the plan of distribution; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post−effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post−effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to this offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)           Filings Incorporating Subsequent Exchange Act Reports by Reference.  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Request to Accelerate Effective Date.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Westinghouse Solar certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S−3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell and State of California, on the 13th day of May, 2011.

WESTINGHOUSE SOLAR, INC.

By: /s/ Barry Cinnamon
Barry Cinnamon
Chief Executive Officer, President and Secretary

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 13, 2011.

Signature	Title

/s/ Barry Cinnamon	President, Chief Executive Officer and Director
Barry Cinnamon	(Principal Executive Officer)

/s/ Margaret R. Randazzo	Chief Financial Officer
Margaret R. Randazzo	(Principal Financial and Accounting Officer)

*	Director
Edward L. Bernstein

*	Director
Gary Effren

*	Director
Ron Kenedi

*	Director
Ed Roffman

*	Director
Jon Witkin

* By: /s/ Margaret R. Randazzo
Margaret R. Randazzo Attorney-in-Fact

EXHIBIT INDEX

The following documents are filed as exhibits to this registration statement, including those exhibits incorporated herein by reference to a prior filing under the Securities Act or the Exchange Act, as indicated in parentheses

Exhibit Number	Description of Document
4.1	Securities Purchase Agreement dated February 17, 2011 (1)
4.2	Form of Series K Stock Purchase Warrant (1)
4.3	Certificate of Designation of Preferences, Rights and Limitations of Series B 4% Convertible Preferred Stock(1)
5.1	Opinion of DLA Piper LLP (US)
23.1	Consent of Burr Pilger Mayer, Inc.
23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page previously filed)

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1)	Previously filed as an exhibit to the registrant’s Current Report on Form 8−K filed on February 17, 2011 and incorporated herein by reference.